VIA EDGAR & FACSIMILE

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Delaying Amendment for Chicken Soup for the Soul Entertainment Inc. Registration Statement on Form S-1 (File No. 333-225603)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, Chicken Soup for the Soul Entertainment Inc. (“Company”) hereby files a delaying amendment with respect to its Registration Statement on Form S-1 (File No. 333-225603) filed with the Commission on June 13, 2018, as same has been amended by Amendment No. 1, filed with the Commission on June 18, 2018 and Amendment No. 2, filed with the Commission on June 18, 2018 (the “Registration Statement”). This filing is made solely to address language that was inadvertently omitted from Amendments No. 1 and No. 2. Timing and completion of the offering depends on market conditions and other factors.

The Company specifically amends the facing page of each of Amendment No. 1 and No. 2 to the Registration Statement by incorporating by reference the following language:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”). or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Brian L. Ross (212-818-8610) of Graubard Miller.

Very truly yours,

/s/ William J. Rouhana, Jr.

William J. Rouhana, Jr.

Chief Executive Officer

Chicken Soup for the Soul Entertainment Inc.